Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

July 1, 2020

VIA EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-3561

Re:	Fathom Holdings Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed June 16, 2020
File No. 333-235972

Ladies and Gentlemen:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated June 25, 2020, regarding the above-referenced Amendment No. 2 to Form S-1 filing of our client Fathom Holdings Inc. (the “Company” or “Fathom”). Concurrently with the submission of this comment response letter, the Company is publicly filing its amended registration statement on Form S-1 (the “Amendment”). This letter sets forth each comment contained in your letter dated June 25, 2020 and, following the comment, the Company’s response. The Staff’s comment is repeated in italics, and the Company’s response follows in ordinary type.

Amendment No. 2 to Form S-1 Filed June 16, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations COVID-19, page 34

1.            We note your disclosure of the social and economic impacts from COVID-19. Please tell us what consideration you gave to providing expanded information regarding the specific impacts you have experienced to your operations and relevant metrics resulting from the COVID-19 pandemic. In addition, please clarify for us and in your filing what is meant by temporary discretionary payroll reductions. Refer to CF Disclosure Guidance: Topic No. 9 and 9A for additional guidance.

The Company respectfully submits that it previously considered the Division of Corporation Finance’s Disclosure Guidance: Topic No. 9 and the specific impacts the Company has experienced to its operations and relevant metrics resulting from the COVID-19 pandemic. In response to the Staff’s comment, and in light of the most recent information available to the Company, it has updated its disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 34 of the Amendment accordingly.

The Company has also updated its disclosure on page 34 of the Amendment to clarify that the temporary discretionary payroll reductions as a result of the COVID-19 pandemic specifically impacted its Chief Executive Officer, Joshua Harley, and its President and Chief Financial Officer, Marco Fregenal, who voluntarily took no base salary for March and April 2020; and its Chief Broker Operations Officer, Samantha Giuggio, and one other senior employee, who voluntarily took 50% reductions in their base salary for those months. Based in part on business operations and the Company’s results through the end of April, the Company resumed paying all of these salaries in full in May.

Securities and Exchange Commission July 1, 2020 Page 2 of 3

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Deficit, page F-25

2.           Please tell us how you determined it was unnecessary to provide a comparative year-to-date period for your Statement of Changes in Stockholders' Deficit. Alternatively, please revise to include this financial statement. Please refer to Article 8-03 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page F-25 of the Amendment to include the comparative year-to-date period for its Statement of Changes in Stockholders' Deficit.

* * * *

In connection with the above response, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your responsiveness to date and assistance in helping the Company to enhance the quality of the disclosure contained in its registration statement.

Please be advised that the Company expects to request effectiveness of the Registration Statement as early as July 15, 2020.

Securities and Exchange Commission July 1, 2020 Page 3 of 3

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (919) 865-2805. Thank you.

Sincerely,

/s/ Donald R. Reynolds

cc:	Marco Fregenal

Ali Panjwani